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17004741

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Lights Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17605 Wright Street
(No. and Street)

Omaha	NE	68130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Applegarth (402) 896-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

I, M. Daniel Applegarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Lights Distributors, LLC (the "Company"), as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

General Notary - State of Nebraska
KELLY A. SHULTZ
My Comm. Exp. Nov. 29, 2017.

Signature

Treasurer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2016 and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Managers
Northern Lights Distributors, LLC

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of Northern Lights Distributors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 20, 2017

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH	$ 1,622,921
ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $18,908	5,106,919
RECEIVABLES FROM AFFILIATES	71,210
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation and amortization of $17,751	29,970
OTHER ASSETS	63,571
TOTAL	$ 6,894,591

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 145,721
Commissions payable	4,814,385
Due to affiliate	409,453
Total liabilities	5,369,559
COMMITMENTS AND CONTINGENCIES (See Note 4)	
MEMBER'S EQUITY	1,525,032
TOTAL	$ 6,894,591

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC (NLD or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent") and a second-tier subsidiary of NorthStar Topco, LLC ("Northstar Topco").

Basis of Accounting — The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

Cash — Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Accounts Receivable — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. The balances aged greater than 90 days are fully reserved as bad debt and charged to operations.

Fixed Assets — Fixed assets are recorded at cost. Depreciation and amortization are computed using straight-line and accelerated methods over the following ranges of estimated useful lives:

Computer equipment	3–7 years
Telephone equipment	5 years
Furniture and fixtures	5–7 years

Income Taxes — The Company, as a wholly owned subsidiary of NorthStar, is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,257,356 which was $899,395 in excess of its required net capital of $357,971. The Company's net capital to required net capital ratio was 3.51 to 1, and the Company's aggregate indebtedness to net capital was 4.27 to 1. The Company intends to pay distributions to its Parent during 2017, subject to applicable regulatory requirements and approvals.

3. TRANSACTIONS WITH AFFILIATES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly owned subsidiaries, CLS Investments, LLC (CLS), Gemini Alternative Funds, LLC (GAF), Gemini Fund Services, LLC (GFS), Gemini Hedge Fund Services, LLC (GHFS), Northern Lights Compliance Services, LLC (NLC), Blu Giant, LLC (Blu), Orion Advisor Services, LLC (OAS), and Constellation Trust Company (CTC). At December 31, 2016, the amount receivable from CLS, GFS, GHFS, OAS, NLC, and CTC was $71,210, which is included in receivable from affiliates on the statement of financial condition. The amount payable to NorthStar and Blu was $409,453, which is included in due to affiliate on the statement of financial condition.

Transactions with related parties are not necessarily indicative of dealings which would have occurred had the parties not been related.

4. COMMITMENTS AND CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements. Therefore, NLD had no commitments or contingencies as of December 31, 2016.

5. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 20, 2017, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

* * * * * *